

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Paul Mann
Chief Executive Officer
ASP Isotopes Inc.
1101 Pennsylvania Avenue NW, Suite 300
Washington, DC 20004

> **Re: ASP Isotopes Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-41555**

Dear Paul Mann:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services